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                                                                   Exhibit 99.11


BBC TV

INTERVIEW WITH SURESH SENAPATY, CHIEF FINANCE OFFICER, WIPRO LIMITED

CORRESPONDENT: Why have your costs increased? Why are your margins shrinking?

SURESH: If you look at it from last quarter from quarter ending March to Quarter ending June there has been shrinkage of about 2.4% in our OM for our Global IT services business. And the reason for that is that a) we have a lower realization from our customers, b) we had an increase in the SG&A by about 0.4% and c) there were some IP and product sales that we had in Q4 which were not in the same proportion in Q1 and we got hurt by about 1.5%.

But the good news is that we had an increase in utilization by about 3% points that helped us mitigate this by about 1.4% of Operating Profits. Net-to-Net we had a decline of about 2.4%

If you look at Wipro's strategy, it has been to play in the global markets to be amongst the top ten global players. We have consistently being adding on new lines, like Systems Integration, Total Outsourcing, Package Implementation etc. etc. and from that point of view, part of it has been done through an organic process and part of it has been through acquisitions like the one we did for BPO last year. We did another acquisition of the Utilities services business from AMS. Last quarter, we did an acquisition in the securities practice area, which is Wipro Nervewire. Combined with these two aspects, though it is hitting us, in the short term to medium term because it will take us a few quarters to get the value of that in terms of the build up and the synergy. We think that in the short term we will have this margin but that is a cost to be incurred in the short term for a long-term benefit.